APARTMENT INVESTMENT AND MANAGEMENT COMPANY

4582 South Ulster Street, Suite 1100

Denver, Colorado 80237

March 28, 2012

Correspondence Filing Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Business Services

100 F Street, NE

Washington, D.C. 20549-3561

Attn:	Daniel L. Gordon

Re:	Apartment Investment and Management Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-13232

Dear Mr. Gordon:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to Ernie Freedman on behalf of Apartment Investment and Management Company (the “Company”) in a letter dated March 16, 2012. The Company’s responses to the Staff’s comments are set forth below.

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Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 23, 2012

Capitalized Costs, page 32

1.	Comment: Please tell us, and disclose as part of your critical accounting policies and significant accounting policies in future filings, the capitalization period including when the capitalization period begins and ends and how that is determined.

Response: We commence capitalization of costs, including certain indirect costs, incurred in connection with our capital addition activities, at the point in time when activities necessary to get properties ready for their intended use are in progress, or in the case of units subject to redevelopment, when activities necessary to get the units ready for resident occupancy are in progress. This includes when properties or units are undergoing physical construction, as well as when units are held vacant in advance of planned construction, provided that other activities such as permitting, planning and design are in progress. We cease the capitalization of costs when the assets are substantially complete and ready for their intended use, which is typically when construction has been completed or units are available for occupancy.

United States Securities and Exchange Commission

March 28, 2012

In response to the Staff’s comment, in future filings we will disclose our capitalization period, including when the capitalization period begins and ends and how that is determined, as presented in the revised disclosure below (new text underlined):

We capitalize costs, including certain indirect costs, incurred in connection with our capital additions activities, including redevelopment and construction projects, other tangible property improvements and replacements of existing property components. Included in these capitalized costs are payroll costs associated with time spent by site employees in connection with the planning, execution and control of all capital additions activities at the property level. Indirect costs are allocations of certain department costs, including payroll, at the area operations and corporate levels that clearly relate to capital additions activities. We also capitalize interest, property taxes and insurance during periods in which redevelopment and construction projects are in progress. We commence capitalization of costs, including certain indirect costs, incurred in connection with our capital addition activities, at the point in time when activities necessary to get properties ready for their intended use are in progress, or in the case of units subject to redevelopment, when activities necessary to get the units ready for resident occupancy are in progress. This includes when properties or units are undergoing physical construction, as well as when units are held vacant in advance of planned construction, provided that other activities such as permitting, planning and design are in progress. We cease the capitalization of costs when the assets are substantially complete and ready for their intended use, which is typically when construction has been completed or units are available for occupancy. We charge to expense as incurred costs that do not relate to capital additions activities, including ordinary repairs, maintenance, resident turnover costs and general and administrative expenses (see Capital Additions and Related Depreciation in Note 2 to the consolidated financial statements in Item 8).

Funds From Operations, Pro forma Funds From Operations and Adjusted Funds From Operations, page 32

2.	Comment: We note your disclosure that computation of AFFO is subject to definitions of capital spending, which are subjective. Please tell us, and disclose in future filings, how you define capital replacements and how you determine the amount included in the computation of AFFO.

Response: Capital Replacements, which we defined on page 4 of our 10-K, represent the share of additions that are deemed to replace the consumed portion of acquired capital assets during our ownership period. When we make capital additions at a property, we evaluate whether the additions enhance the value, profitability, or useful life of an asset as compared to its condition at the time we purchased the asset. We classify as Capital Improvements those capital additions that meet these criteria and we classify as Capital Replacements those that do not. For example, assume a roof has a 20 year life and is 12 years old at the time of acquisition. When the roof is replaced in 8 years, we would allocate 60% of the cost to Capital Improvements, as the useful life of the roof was extended from its original purchase condition (from 8 years to 20 years), and the remaining 40% would be classified as Capital Replacements.

United States Securities and Exchange Commission

March 28, 2012

Although there is no consistent definition of AFFO in the industry, we believe most investors and analysts view AFFO as a measure of FFO, less normalized recurring capital expenditures that are necessary to maintain the quality of a REIT’s underlying properties. We believe our definition of Capital Replacements appropriately measures the portion of our capital expenditures that are necessary to maintain the quality of our underlying properties and therefore we deduct from FFO amounts spent for Capital Replacements to derive AFFO. The amount of Capital Replacements deducted from FFO to compute AFFO represents the portion allocable to Aimco common stock holders (i.e. excluding the amounts allocable to noncontrolling interests). In our computation of AFFO, we only deduct from FFO the amount of Capital Replacements allocable to Aimco common stockholders to be consistent with the basis for calculating other items included in AFFO.

In response to the Staff’s comment, in our discussion of AFFO in future filings we will disclose how we define Capital Replacements and how we determine the amount of Capital Replacements we include in the computation of AFFO, as presented in the revised disclosure below (new text underlined):

In addition to FFO, we compute Pro forma FFO and Adjusted FFO, or AFFO, which are also non-GAAP financial measures we believe are helpful to investors in understanding our performance. Pro forma FFO represents FFO attributable to Aimco common stockholders (diluted), excluding preferred equity redemption related amounts (adjusted for noncontrolling interests). Preferred equity redemption related amounts (gains or losses) are items that periodically affect our operating results and we exclude these items from our calculation of Pro forma FFO because such amounts are not representative of our operating performance. AFFO represents Pro forma FFO reduced by Capital Replacements (also adjusted for noncontrolling interests), which represents our estimation of the capital additions required to maintain the value of our portfolio during our ownership period. When we make capital additions at a property, we evaluate whether the additions enhance the value, profitability, or useful life of an asset as compared to its condition at the time we purchased the asset. We classify as Capital Improvements those capital additions that meet these criteria and we classify as Capital Replacements those that do not.

FFO, Pro forma FFO and AFFO should not be considered alternatives to net income (loss) or net cash flows from operating activities, as determined in accordance with GAAP, as indications of our performance or as measures of liquidity. Although we use these non-GAAP measures for comparability in assessing our performance against other REITs, not all REITs compute these same measures. Additionally, computation of AFFO is subject to definitions of capital spending, which are subjective. Accordingly, there can be no assurance that our basis for computing these non-GAAP measures is comparable with that of other REITs.

United States Securities and Exchange Commission

March 28, 2012

Investing Activities, page 35

3.	Comment: In future filings please expand your disclosure to include additional analysis of your capital expenditures breaking them down between new development, redevelopment/renovations, and other capital expenditures (i.e. capitalized interest, capitalized payroll, etc.) by year. In addition, please provide a narrative discussion for fluctuations from year to year and expectations for the future. The total of these capitalized expenditures should reconcile to the capitalized expenditures included in cash flow from investing activities within the consolidated statement of cash flows.

Response: In response to the Staff’s comment, in future filings we will expand our disclosure regarding cash flows from investing activities to include additional analysis of capital expenditures. Specifically, we will further disaggregate our capital expenditures into the capital spending categories we include in the supplemental financial information that accompanies our quarterly earnings release. These categories include capital replacements, capital improvements, redevelopment spending and casualty replacements. We will also include in this revised disclosure the amounts of capitalized interest and payroll. We will present this information by year and we will reconcile this additional detail regarding our capital expenditures to the amounts disclosed in our statements of cash flows. Lastly, we will provide a narrative discussion for fluctuations in these items from year to year and information regarding expectations for these items in the future.

As requested by the Staff, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Ernie Freedman, Executive Vice President and Chief Financial Officer, at (303) 691-4316 (phone) or (720) 493-6545 (facsimile) or me at (303) 691-4554 (phone) or (720) 493-6549 (facsimile). In addition, in the event of additional correspondence on this matter or correspondence on any future matter from the Staff, please include me as an addressee.

Sincerely,

/s/ Paul Beldin
Paul Beldin
Chief Accounting Officer

Cc:	Lisa R. Cohn
Ernie Freedman